UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 10, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       KPN closes succesful quarter with EUR 375 million profit after tax, dated May 10, 2004.

Press release

Date
May 10, 2004
Number
KPN closes successful quarter with EUR 375 million profit after tax	024pe
Q1 2004

For the first quarter of 2004, KPN reports a profit after tax of EUR 375 million (2003: EUR 770 million) and an operating result of EUR 661 million (2003: EUR 1,235 million). In 2003, the first quarter included an amount of EUR 672 million reported as book gains, including a gain on the sale of Directory Services and from the MobilCom termination agreement, while in 2004, the first quarter includes a book gain of EUR 36 million on the sale of Eutelsat. Excluding these book gains, the operating result increased by 11.0% to EUR 625 million.

Highlights

•                  Both Operating and Net result show a substantial year-on-year improvement when book gains are excluded. (Operating result improved by +11.0% and Net result more than tripled).

•                  Net sales (EUR 2,903 million) were the same as last year, despite the negative impact of reduced mobile terminating access (“MTA”) tariffs as required by OPTA, the Dutch regulator, on both mobile and fixed operations (EUR -57 million)

•                  The Mobile division achieved an increase in net sales of 6.9% driven by strong performance of E-Plus (+12.5%) and BASE (+38.9%) which more than offset the negative impact of MTA (EUR -26 million)

•                  In the Fixed division net sales fell to a level below last year  (-3.5% or EUR -67 million), primarily due to the negative impact of MTA (EUR -68 million)

•                  The number of ADSL customers more than doubled to 913,000;

•                  A further decrease in group operating expenses of 3.1% (EUR 75 million);

•                  A decrease in financial expenses (EUR -95 million) as a result of redemptions and early redemptions totaling EUR 4.9 billion in 2003;

•                  An improvement in cash flow from operations (EUR +180 million or +23.1%);

•                  Earnings per share of EUR 0.15 (Q1 2003: EUR 0.31);

•                  EUR 289 million spent on repurchasing shares under the initial share repurchase program announced in March of this year (of which EUR 40 million settled in April);

•                  During the quarter, S&P upgraded KPN’s credit rating to A- (with stable outlook).

Ad Scheepbouwer, CEO of KPN:

“We have had another successful quarter, underpinned by a good performance of our businesses. We have grown our market share in our international markets, have passed the important mark of 15 million mobile customers, and achieved our goals of growing both our cash flow from operations and our net profit. We are pleased to see that our strong cash generation is increasingly flowing through to the bottom-line. The substantial reduction of debt last year has enabled us to increase our commitment to our shareholders by paying a dividend, and indirectly, by buying back shares. Thus, the year has started well and, with a disciplined management approach, we look forward to the remainder of 2004 with confidence.”

Business Update

Fixed division

At the end of the first quarter, KPN reached 913,000 operational ‘ADSL by KPN’ customers (March 31, 2003: 418,000) and reached 99% ADSL coverage (percentage of central offices that is ADSL enabled (March 31, 2003: 85%). KPN’s share of the consumer broadband market (DSL + cable) increased from 39% to 41% compared to December 31, 2003 (March 31, 2003: 33%).

KPN also announced that it would offer business DSL in the Netherlands. This offer is a permanent secure Internet connection for a fixed monthly price. KPN expects to make this service technically available to 97% of Dutch companies by the end of 2004.

As of the end of the first quarter, a total of 975 business customers had migrated from traditional data to IP-VPN networks, a sharp rise from 148 at the end of March 2003. The number of IP-VPN connections increased from 5,258 at the end of March 2003 to 20,041 at the end of March 2004.

The increase in marketing activities reflected KPN’s efforts to add more value to our customers through the BelPlus discount packages (BelPlus 60, 100, 200, 300 and Business) and win back voice customers from the competition through an aggressive direct marketing campaign. Since the introduction in the second quarter of 2003, 800,000 consumers (15% of our residential customers) have applied for BelPlus packages, of whom 85,000 applied in the first quarter of 2004.

Market shares saw a decline versus the same quarter last year and at the end of the first quarter were approximately 75% (local), >60% (national),  >60% (fixed-to-mobile) and >45% (international). Despite tough competition in the business market in the first quarter, KPN successfully closed major contracts with partners including KLM (worldwide IP-VPN network), Siemens (international network) and ABN AMRO (worldwide data network).

Mobile division

During the first quarter of 2004, KPN’s Mobile division passed the mark of 15 million customers, reaching 15.1 million by the end of March. The number of i-mode customers also continued to grow reaching 1.2 million at the end of the quarter. Customers are now able to choose from around a dozen handset models for i-mode, whilst the i-mode portals offer more than 600 content sites and services.

In Germany, E-Plus continued its growth course, reaching 8.4 million customers by the end of the quarter, representing a market share of 12.8% (Q1 2003: 12.4%), with net sales up 12.5% year-on-year. E-Plus continued to challenge the market with competitive and differentiating offers such as the 3-eurocent tariff for calls to the fixed network, as well as offers focused on specific market segments like the new flat tariff of 24 eurocents per minute for all calls to Turkey.

In The Netherlands, KPN Mobile further increased its customer base to 5.3 million customers by the end of the first quarter, representing a market share of 39.4% in one of the most competitive markets in Europe with five operators. KPN Mobile introduced new propositions focused on simplicity and service such as the all-in-one KPN Mobile Plus bundles and the ‘Happy Hour’ campaign for its Hi brand, designed to stimulate SMS awareness and usage.

In Belgium, BASE was able to grow its customer base still further, achieving almost 1.37 million customers by the end of March, giving BASE an approximate 16% share of the Belgian mobile market. BASE has announced a reorganization program in order to further focus the organization on its core activities. Discussions are ongoing with the relevant social partners.

KPN also announced that it would start offering the first services over its new UMTS networks in June 2004. Business customers in Germany will be the first to be able to benefit, with E-Plus offering high-speed mobile access to the Internet and intranet. KPN will then expand its services for business customers in the Netherlands with UMTS this summer. Services for consumers in both countries will also follow in the summer. The introduction of UMTS services for the Belgian market is planned to follow later.

Financial Results

Operating result

For the first quarter of 2004, KPN reports an operating result of EUR 661 million, compared to EUR 1,235 million last year. Included in the operating result of the first quarter of 2003 were book gains on the sale of Directory Services (EUR 435 million in Other activities) and UMC (EUR 15 million in the Mobile division) as well as profit related to the MobilCom termination agreement (EUR 222 million in the Mobile division). The operating result of the first quarter of 2004 includes a book gain on the sale of Eutelsat (EUR 36 million in Other activities).

The book gains both impacting operating revenues as well as operating result can be summarized as follows:

(amounts in millions of euro)	Q1 2003	Q1 2004	Total difference
Book gain on sale of Directory Services	435
Termination agreement Mobilcom	222
Book gain on sale of UMC	15
Book gain on sale of Eutelsat		36
	672	36	636

The net negative impact of MTA (EUR 16 million) was more than offset by the combination of higher operating revenues (EUR 44 million) and lower operating expenses (EUR 34 million).

Operating revenues

Excluding the effects of book gains, operating revenues saw a marginal decrease of -0.4% from EUR 2,996 million to EUR 2,983 million, including a EUR 57 million adverse MTA effect. Reported operating revenues amounted to EUR 3,019 million (2003: EUR 3,668 million).

•                  In the Fixed division, operating revenues decreased by EUR 68 million to EUR 1,859 million Including the negative MTA impact (EUR -68 million), net sales in the Fixed division decreased by EUR -67 million or 3.5%. Fixed Networks was able to show a fast-growing ADSL customer base.

•                  Mobile division’s net sales (EUR 1,216 million) were up EUR 79 million, or 6.9%, driven mainly by subscriber growth.

•                  Revenues of Other activities decreased by EUR 431 million mainly as a result of book gains recorded in the first quarter of last year.

•                  Inter-division revenues decreased by EUR 15 million to EUR 253 million.

Operating expenses

Operating expenses decreased by EUR 75 million (-3.1%) to EUR 2,358 million. The decrease was partly the result of cost reduction programs (reduced workforce and lower depreciation charges resulting from a reduced level of capital expenditure), and partly the result of MTA. Reduced operating expenses in the Fixed division and Other activities were partially offset by increased operating expenses in the Mobile division.

Financial income/(expense)

Net financial expense amounted to EUR 137 million in the first quarter of 2004 (2003: EUR 232 million). The decrease of EUR 95 million was the result of lower interest charges following substantial (regular and early) debt redemptions, totaling EUR 4.9 billion, in 2003.

Profit before taxes

The profit before taxes in the first quarter of 2004 amounted to EUR 524 million (2003: EUR 1,003 million). Net of EUR 636 million book gains, the profit before tax increased from EUR 331 million to EUR 488 million (+47.4%).

Taxation

The total tax charge in the first quarter of 2004 amounted to EUR 145 million. In accordance with the agreement with the Dutch tax authorities, interest of EUR 315 million on shareholder loans to E-Plus is ignored for Dutch tax purposes.

The effective tax rate in the first quarter of 2004 was positively affected by reduced valuation allowances on tax losses carried forward of EUR 36 million, and partial recognition of deferred tax assets in Germany and Belgium. Deferred tax assets on operating losses of the German mobile activities have not been fully recognized.

Profit after taxes

The profit after taxes amounted to EUR 375 million in the first quarter of 2004 (2003: EUR 770 million). Without the book gains referred to earlier, the profit after taxes rose by EUR 241 million from EUR 98 million last year to EUR 339 million this year.

Financial items

Cash flow

The cash flow from operating activities showed a substantial increase and amounted to EUR 960 million (2003: EUR 780 million). The improvement mainly relates to changes in working capital. The working capital in the first quarter of 2003 was negatively impacted by capital tax related to the financial restructuring of KPN Mobile (EUR 77 million), while the MobilCom termination agreement had a negative effect of EUR 80 million. The cash flow from operating activities minus capital expenditure amounted to EUR 646 million compared to EUR 582 million in the first quarter of 2003.

Net debt

At the end of the first quarter of 2004, net debt (interest-bearing debt minus cash and cash equivalents) decreased to EUR 7.9 billion compared to EUR 8.3 billion as of December 31, 2003 and EUR 11.2 billion at the end of the first quarter of 2003. In the first quarter of 2004, KPN’s gross debt showed a minor decrease (EUR 36 million). On January 29, 2004, Standard & Poor’s upgraded KPN’s credit rating from BBB+ (with positive outlook) to A- (with stable outlook).

Share repurchase program

In March 2004, KPN announced a share repurchase program for an initial amount of up to EUR 500 million. So far KPN has repurchased 45.7 million shares amounting to EUR 289 million in total (of which EUR 40 million was settled in April). The shares were purchased via on-market transactions for an average price of EUR 6.32 per share.

Dividend

On April 15, 2004, the Annual General Meeting of Shareholders duly noted the dividend policy and approved the proposed dividend payments. As a result, KPN paid a dividend of EUR 0.25 per share on April 28 resulting in a cash outflow of EUR 611 million. The EUR 0.25 dividend per ordinary share comprises a dividend of EUR 0.12 and an additional special dividend of EUR 0.13. KPN expects to declare an interim dividend for 2004 upon publication of its Half Year results which is scheduled for August 9, 2004.

Headcount

At the end of the first quarter 2004, KPN employed a total of 29,741 FTEs (full time equivalents), of which 18,534 FTEs were subject to the KPN collective labor agreement in the Netherlands. At the end of 2003, this number was 18,649 FTEs. The reduction of 115 FTEs in Q1 2004 was caused by reduction via social plan and natural attrition. The actual number of employees at March 31, 2004 was 32,894.

During the first quarter, KPN announced that it would reduce its Fixed division labor force by a further 800 jobs following the implementation of efficiency measures and the introduction of new technologies. KPN considers improvements in efficiency and effectiveness to be essential to maintain the margin of its Fixed operations.

Pension funds

The funding agreement between KPN and its pension funds obliges KPN to make additional payments in case of a shortfall. Although the actual coverage level increased, the total reserve deficit increased to EUR 347 million as of March 31, 2004 (December 31, 2003: EUR 305 million) as a result of a change in the strategic asset mix to improve longer term performance.  In 2005, KPN has to pay 20% of any shortfall at December 31, 2004 on top of the regular pension contributions.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, KPN’s and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN’s control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN’s Annual Report and Form 20-F for the year ended December 31, 2003.

All figures shown throughout this quarterly report are unaudited. Certain figures may be subject to rounding differences.

As already announced in the Q4 2003 press release, KPN has decided to  eliminate as much as possible non-GAAP measures and limit itself to general accounting practices which align with international requirements on financial reporting which were tightened during 2003.  As a consequence, the quarterly reports as from 2004 will differ from those of previous quarters. The most important changes are (i) analysis based on operating result (formerly: EBIT) and result after taxes instead of EBITDA and (ii) analysis based on figures including exceptional items rather than on those excluding such items. In order to facilitate the analysis of trends, we will disclose items with significant impact that in our opinion are important to interpret these trends. We will also disclose the split of operating revenues into net sales, own work capitalized and other operating revenues.

In our 2003 quarterly reports, our analyses were based on EBITDA. EBITDA can be calculated as operating result plus depreciation, amortization and impairments.

Notes for editors: Profile

KPN offers telecommunication services to both consumers and businesses. The core activities of KPN are telephony and data services through KPN’s fixed network in the Netherlands, mobile telecommunications services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is the market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE in Belgium, KPN holds the number three position in the mobile markets in these countries.

At the end of the first quarter of 2004, KPN had 7.6 million fixed-line subscribers and 1.6 million Internet customers in the Netherlands and had a total of 15.1 million mobile customers in the Netherlands, Germany and Belgium. As of the same date, there were 32,894 employees.

KPN was incorporated in 1989 and its shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

On January 29, 2004, Standard & Poor’s (S&P) upgraded KPN’s credit rating from BBB+ (with positive outlook) to A- (with stable outlook). Moody’s credit rating remained unchanged at Baa1 (with stable outlook)

Glossary

ADSL: Asymmetric Digital Subscriber Line

With ADSL, transmissions from provider to user take place at a higher speed than from user to provider. ADSL allows high-speed digital communication, including video signals, across an ordinary twisted -pair copper phone line. An ADSL modem is required.

XDSL: Digital Subscriber Line

DSL is a technology for bringing high-bandwith information to homes and small businesses over ordinary copper PSTN lines. The widely used term xDSL refers to different variations of DSL, such as ADSL, HDSL, VDSL and SDSL.

IP-VPN: Internet Protocol- Virtual Private Network

Offers a secured and private network using IP-based infrastructure.

i-mode: Mobile data service originally developed and launched by NTT DoCoMo.

SMS: Short Message Service

SMS is a service for sending messages of up to 160 characters to mobile phones that  use GSM communications.

UMTS: Universal Mobile Telecommunications System

One of the major third generation mobile communications systems being developed. UMTS is suited to deliver voice, text, music and animated images. Data can be sent via UMTS at almost the same speed as via ISDN.

MTA:

The tariff telecommunication company charge each other for the termination of a call of a mobile caller to a fixed or mobile subscriber.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 10, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel